UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. ___)*

DHT Holdings, Inc.
(Name of Issuer)

Common Stock, par value of $0.01 per share
(Title of Class of Securities)

Y2065G121
(CUSIP Number)

January 20, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)
[X]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2065G121	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Warwick Capital Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,105,000*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,105,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,105,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON IA

* See Attachment A

CUSIP No. Y2065G121	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Warwick European Distressed and Special Situations Credit Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,105,000*
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,105,000*
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,105,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON PN

*  See Attachment A

CUSIP No. Y2065G121	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Warwick European Distressed and Special Situations Credit Fund GP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,105,000*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,105,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,105,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON CO

* See Attachment A

CUSIP No. Y2065G121	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Mr. Alfredo Mattera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,105,000*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,105,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,105,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON IN

*  See Attachment A

CUSIP No. Y2065G121	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Mr. Ian Burgess
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,105,000*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,105,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,105,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON IN

*  See Attachment A

CUSIP No. Y2065G121	13G	Page 7 of 13 Pages

Item 1.	(a)	Name of Issuer: DHT Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

Clarendon House 2 Church Street Hamilton HM11 Bermuda

Item 2.	(a)
Name of Persons Filing:

This Schedule 13G is being jointly filed by Warwick Capital Partners LLP (the “Manager”), a limited liability partnership organized under the laws of England and Wales; Warwick European Distressed and Special Situations Credit Fund LP (the “Fund”), an exempt limited partnership organized in the Cayman Islands; Warwick European Distressed and Special Situations Credit Fund GP (the “General Partner”), a company incorporated in the Cayman Islands; Mr. Alfredo Mattera and Mr. Ian Burgess with respect to the ownership of shares of Common Stock par value $.01 per share of the Issuer (“Common Stock”) and Series B Participating Preferred Stock, par value $0.01 per share (“Preferred Stock”) by the Fund.  The Manager, the General Partner and Mssrs. Mattera and Burgess are collectively referred to in this Schedule 13G as the “Additional Reporting Persons.”

	(b)	Address of Principal Business Office:

The address of the principal business office of the Manager and Mssrs. Mattera and Burgess is 86 Duke of York Square, London, SW3-4LY, United Kingdom.  The address of the principal business office of the Fund and the GP is 94 Solaris Avenue, Camana Bay, Grand Cayman, KY1-1108, Cayman Islands.

	(c)	Citizenship:

The Manager is a limited liability partnership organized under the laws of England and Wales.  The Fund is an exempt limited partnership organized in the Cayman Islands.  The General Partner is a company incorporated in the Cayman Islands.  Mr. Mattera is a citizen of the United States.  Mr. Burgess is a citizen of the United Kingdom.

CUSIP No. Y2065G121	13G	Page 8 of 13 Pages

(d)	Title of Class of Securities: Common Stock, par value of $0.01 per share

(e)	CUSIP Number: Y2065G121

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
	(k)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1
(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. Y2065G121	13G	Page 9 of 13 Pages

Item 4.	Ownership.*

A.		Warwick Capital Partners LLP
(a)		Amount beneficially owned: 2,105,000
(b)		Percent of class: 5.4%
(c)		Number of Shares as to which the person has:
	(i)	sole power to vote or to direct the vote:
	(ii)	shared power to vote or direct the vote: 2,105,000
	(iii)	sole power to dispose or to direct the disposition of:
	(iv)	shared power to dispose or to direct the disposition of: 2,105,000

B.		Warwick European Distressed and Special Situations Credit Fund LP
(a)		Amount beneficially owned: 2,105,000
(b)		Percent of class: 5.4%
(c)		Number of Shares as to which the person has:
	(i)	sole power to vote or to direct the vote: 2,105,000
	(ii)	shared power to vote or direct the vote:
	(iii)	sole power to dispose or to direct the disposition of: 2,105,000
	(iv)	shared power to dispose or to direct the disposition of:

C.		Warwick European Distressed and Special Situations Credit Fund GP
(a)		Amount beneficially owned: 2,105,000
(b)		Percent of class: 5.4%
(c)		Number of Shares as to which the person has:
	(i)	sole power to vote or to direct the vote:
	(ii)	shared power to vote or direct the vote: 2,105,000
	(iii)	sole power to dispose or to direct the disposition of:
	(iv)	shared power to dispose or to direct the disposition of: 2,105,000

D.		Alfredo Mattera
(a)		Amount beneficially owned: 2,105,000
(b)		Percent of class: 5.4%
(c)		Number of Shares as to which the person has:
	(i)	sole power to vote or to direct the vote:
	(ii)	shared power to vote or direct the vote: 2,105,000
	(iii)	sole power to dispose or to direct the disposition of:
	(iv)	shared power to dispose or to direct the disposition of: 2,105,000

E.		Ian Burgess
(a)		Amount beneficially owned: 2,105,000
(b)		Percent of class: 5.4%
(c)		Number of Shares as to which the person has:
	(i)	sole power to vote or to direct the vote:
	(ii)	shared power to vote or direct the vote: 2,105,000
	(iii)	sole power to dispose or to direct the disposition of:
	(iv)	shared power to dispose or to direct the disposition of: 2,105,000

*           See Attachment A

CUSIP No. Y2065G121	13G	Page 10 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit I.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y2065G121	13G	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2014

WARWICK CAPITAL PARTNERS LLP

By: /s/Matthew Coleman
Name: Matthew Coleman
Title: Chief Compliance Officer

WARWICK EUROPEAN DISTRESSED AND SPECIAL SITUATIONS FUND LP
By:  WARWICK EUROPEAN DISTRESSED AND SPECIAL SITUATIONS FUND GP, its general partner

By: /s/Ralph Woodford
Name: Ralph Woodford
Title: Director

WARWICK EUROPEAN DISTRESSED AND SPECIAL SITUATIONS FUND GP

By: /s/ Ralph Woodford
Name: Ralph Woodford
Title: Director

/s/ Alfredo Mattera
Name:  Alfredo Mattera

/s/ Ian Burgess
Name:  Ian Burgess

CUSIP No. Y2065G121	13G	Page 12 of 13 Pages

Exhibit I
AGREEMENT

The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)  Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 30, 2014

WARWICK CAPITAL PARTNERS LLP

By: /s/ Matthew Coleman
Name: Matthew Coleman
Title: Chief Compliance Officer

WARWICK EUROPEAN DISTRESSED AND SPECIAL SITUATIONS FUND LP
By:  WARWICK EUROPEAN DISTRESSED AND SPECIAL SITUATIONS FUND GP, its general partner

By: /s/ Ralph Woodford
Name: Ralph Woodford
Title: Director

WARWICK EUROPEAN DISTRESSED AND SPECIAL SITUATIONS FUND GP

By: /s/ Ralph Woodford
Name: Ralph Woodford
Title: Director

/s/ Alfredo Mattera
Name:  Alfredo Mattera

/s/ Ian Burgess
Name:  Ian Burgess

CUSIP No. Y2065G121	13G	Page 13 of 13 Pages

ATTACHMENT A

1.           Items 4(a) and (b) of Schedule 13G

As of January 20, 2014, the Fund was the legal owner of 1,218,000 shares of Common Stock and 8,870 shares of Preferred Stock.  Based on there being 151,000,000 shares of Common Stock, as reported in the Current Report of Foreign Issuer on Form 6-K of DHT Holdings Inc. filed with the Securities and Exchange Commission on January 24, 2014 (the “Form 6-K”), the Fund’s holding represents approximately 5.4% of the outstanding Common Stock, assuming conversion of all of the Fund’s Preferred Stock into Common Stock.

The Manager serves as investment manager to the Fund and has discretionary and voting power over the shares held by the Fund.  Accordingly, the Manager may be deemed to be the beneficial owner of the shares of Common Stock and shares of Preferred Stock held by the Fund.

The General Partner serves as the general partner to the Fund and has discretionary and voting power over the shares held by the Fund.  Accordingly, the General Partner may be deemed to be the beneficial owner of the shares of Common Stock and shares of Preferred Stock held by the Fund.

Alfredo Mattera owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Fund by virtue of his limited liability partnership interest in the Manager.  Mr. Mattera is also a major shareholder of the General Partner and as such may be deemed to be the beneficial owner of the shares of Common Stock and shares of Preferred Stock held by the Fund by virtue of his ownership interest in the General Partner.

Ian Burgess owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Fund by virtue of his limited liability partnership interest in the Manager.  Mr. Burgess is also a major shareholder of the General Partner and as such may be deemed to be the beneficial owner of the shares of Common Stock and shares of Preferred Stock held by the Fund by virtue of his ownership interest in the General Partner.

Each of the Additional Reporting Persons disclaims beneficial ownership of the shares of Common Stock and Preferred Stock of the Issuer held by the Fund, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

2.           Item 4(c) of Schedule 13G

As of January 20, 2014, each of the Reporting Persons may be deemed to have the power to vote or to direct the voting of and to dispose or to direct the disposition of the 1,218,000 shares of Common Stock and 8,870 shares of Preferred Stock held by the Fund.

Each of the Additional Reporting Persons disclaims beneficial ownership of the shares of Common Stock and Preferred Stock of the Issuer held by the Fund, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.